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                        TREMONT OPPENHEIMER ABSOLUTE RETURN FUND
                              C/O TREMONT PARTNERS, INC.
                               CORPORATE CENTER AT RYE
                              555 THEODORE FREMD AVENUE
                                  RYE, NEW YORK 10580


                                                     October 25, 2004


United States Securities and Exchange Commission
Division of Corporate Finance
450  Fifth Street, N.W.
Washington, D.C. 20549


         RE: TREMONT OPPENHEIMER ABSOLUTE RETURN FUND (THE "REGISTRANT") 1933 ACT FILE NO.: 333-114012
               INVESTMENT COMPANY ACT FILE NO.:  811-21541

Dear Sir or Madam:

Pursuant to Rule 477(a) promulgated pursuant to the Securities Act of 1933. as amended, the Registrant hereby requests that its Registration Statement on Form N-2, filed with the Commission on March 29, 2004, as amended by Pre-Effective Amendments No.1 and No. 2, filed with the Commission on May 25, 2004 and August 30, 2004, respectively, be withdrawn as a determination has been made not to offer the subject securities for sale.

If you should need to discuss this withdrawal request, please do not hesitate to contact Stephen Rosenberg, Esq. of Tannenbaum Helpern Syracuse & Hirschtritt LLP, counsel to the Registrant, at 212-508-6711.

                                      Sincerely,

                                      TREMONT OPPENHEIMER ABSOLUTE RETURN FUND

                                      By: /s/ John V. Murphy*
                                          -------------------
                                          John V. Murphy
                                          President

                                     *By: /s/ James G. McCormick
                                          ----------------------
                                          James G. McCormick
                                          Attorney-in-Fact